EXHIBIT 99.1

Lombard Medical Announces Successful Completion of Live EVAR Case With Aorfix(TM) Endovascular Stent Graft at 11th Annual Leipzig Interventional Course (LINC) 2015

IRVINE, Calif., Jan. 29, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the successful completion of a live EVAR case using Aorfix™ Endovascular Stent Graft during the 11th annual Leipzig Interventional Course (LINC) 2015. The case was performed by Dr. Andrej Schmidt and Dr. Daniela Branzan of University Clinic Leipzig in Leipzig, Germany, on a 50-year old male with a 57mm AAA and a severe, 70 degree anterior to posterior neck angulation, a challenging configuration to treat. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees, often a feature of complicated AAA anatomies.

In preparation for the patient's tortuous neck angulation, Dr. Schmidt and his team used Simbionix Procedural Rehearsal Software (PRS), a proprietary software supplied by Lombard Medical to help improve outcomes, especially in challenging cases. The PRS allowed Dr. Schmidt and his team to simulate the patient's anatomy and deploy a simulated Aorfix graft prior to performing the actual procedure. During the live case, Dr. Schmidt deployed the Aorfix graft with relative ease and without any technical issues, and the post-procedural outcomes, which included no report of endoleaks, were deemed positive. The patient is also reported to be recovering well.

"The treatment outcomes associated with EVAR have vastly improved over the past few years, driven both by advances in procedural techniques and the advent of sophisticated, versatile and high-performing stent grafts, such as Aorfix," said Professor Dierk Scheinert, LINC course director and head of the Department of Medicine, Angiology and Cardiology at University Clinic Leipzig.  "As evidenced by the successful live case and my clinical experience, Aorfix is an important addition to the EVAR toolbox, as the only stent graft studied and approved to treat patients with challenging anatomies, just as effectively as patients with typical or marginally complex anatomies, like we observed in the live case at LINC."

Dr. Schmidt's live case was one of more than 90 live cases from 11 international centers that are being shown at LINC, which is considered one of Europe's fastest-growing and most clinically relevant interventional meetings, attended by more than 4,000 participants from over 70 countries. LINC 2015 is being held at the Trade Fair Leipzig in Leipzig, Germany on January 27th – 30th.

"We thank Prof. Scheinert and his team at University Clinic Leipzig for featuring Aorfix in the LINC 2015 live case series, which is widely viewed and highly regarded among the vascular surgery community," added Simon Hubbert, CEO of Lombard Medical. "The live case not only showcases the ease of deploying and placing Aorfix, but more importantly, reinforces the consistently positive performance and safety outcomes associated with the device."

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         William J. Kullback, Chief Financial Officer
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500
         matt@purecommunicationsinc.com
         Susan Heins (Media)
         Tel: +1 864 286 9597
         sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000